Elan Corporation, plc

Treasury Building, Lower Grand
Canal Street, Dublin 2, Ireland

T (+353 1) 709 4000

If replying by fax, reply to (+353 1) 7094015

June 22, 2011
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549 USA
VIA EDGAR

Re:	Elan Finance Public Limited Company and Elan Finance Corp. Registration Statement on Form F-4 Filed March 29, 2011 File No. 333-173144
Dear Mr. Riedler:
We set forth below responses to the Staff’s comment letter dated April 7, 2011 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2011 by Elan Finance public limited company and Elan Finance Corp. (collectively, the “Issuers”) relating to the registration of $200,000,000 principal amount of the Issuers’ 8.75% Senior Notes due 2016 (the “Exchange Notes”), which will be guaranteed by Elan Corporation, plc (“Elan”) and certain of Elan’s subsidiaries, and are being offered to existing noteholders in exchange for substantially identical notes originally sold in an exempt offering on August 11, 2010 (the “Outstanding Notes”). For your convenience we have reproduced each comment from the Staff’s Comment Letter in italics immediately before our response. In addition to the responses below, the Issuers have filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to address the Staff’s comments. We are enclosing herewith three copies of Amendment No. 1 marked to show changes against the initial filing of the Registration Statement.
1.	We note that Elan has outstanding comments on Form 20-F for the fiscal year ended December 31, 2009. Please note that we will not be in a position to act on the Company’s request for acceleration of the registration statement until all outstanding comments on Form 20-F have been resolved.

Directors: R. A. Ingram (USA) (Chairman), S. Cooke, L. Ekman (Sweden),
G. Kennedy, P. Kennedy, G. Kerr (UK), G.K. Martin (USA), K. McGowan,
K. McLaughlin, D. O’Connor, R.D. Pilnik (USA), D.J. Selkoe (USA)
BIOPHARMACEUTICALS • DRUG TECHNOLOGIES
Registered in Ireland, No. 30356

Elan’s response:
We acknowledge the Staff’s comment and appreciate the Staff’s clarification. We received the Commission’s letter dated June 8, 2011, which states that the Commission has completed its review of Elan’s Form 20-F for the fiscal year ended December 31, 2009.
2.	Please amend your registration statement to incorporate by reference all Forms 6-K filed by Elan since the end of the fiscal year. In particular, please incorporate by reference the Forms 6-K filed on February 23, 2011, February 10, 2011, February 9, 2011, February 8, 2011, and February 3, 2011.
Elan’s response:
We acknowledge the Staff’s comment. We amended the Registration Statement to incorporate by reference Elan’s Forms 6-K furnished on February 23, 2011, February 10, 2011, February 9, 2011, February 8, 2011, and February 3, 2011. We also amended the Registration Statement to incorporate by reference Elan’s Forms 6-K furnished on June 22, 2011, June 7, 2011, June 2, 2011, June 2, 2011, May 25, 2011, May 9, 2011, April 28, 2011, April 20, 2011, April 19, 2011 and April 18, 2011, which were furnished to the Commission subsequent to the Comment Letter.
3.	We note that you are registering the 8.75% Senior Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1088), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters.
Elan’s response:
We acknowledge the Staff’s comment. Concurrently with the filing of this response letter, we submitted to the Commission a supplemental letter stating that the Issuers are registering the Outstanding Notes in reliance on the Staff’s position contained in the no-action letters referenced in the above Staff comment and included in the supplemental letter the representations contained in the Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters.
4.	We note that you intend to file a Form of Letter of Transmittal by amendment to the registration statement. Please note that we will not be in a position to act on a request for acceleration until the Form of Letter of Transmittal has been filed as an exhibit.

Elan’s response:
We acknowledge the Staff’s comment and have amended the Registration Statement to include as an exhibit the Form of Letter of Transmittal.
We acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that we have fully responded to the Staff’s comments. However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4234.
Yours sincerely,
     /s/ Nigel Clerkin

Nigel Clerkin
Executive Vice President, Chief Financial Officer
Elan Corporation, plc
(enclosures)

cc:	Bryan Pitko (Securities and Exchange Commission) John B. Moriarty Jr. John Donahue (Elan) Christopher T. Cox (Cahill Gordon & Reindel llp)